January 30, 2007

Ms. Dana M. Hartz Staff Accountant U.S. Securities & Exchange Commission Office of the Chief Accountant Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Re:  BioSpecifics Technologies Corp. (“BTC” or the “Company”)
Item 4.02(a) Form 8-K filed January 25, 2007
File No. 000-19879

Dear Ms. Hartz:

Reference is made to your letter to me dated January 29, 2007 commenting on our Form 8-K filing dated January 25, 2007. Our response to your questions is as follows:

1.  Triggering Event for Form 8-K Filing

As reflected in our Form 8-K filing, the triggering event for the Form 8-K filing was the meeting of the Audit Committee of the Board of Directors, which was held on January 21, 2007. At this meeting, the Audit Committee determined, following the recommendation of management of the Company and consultation with the Company’s current certified public accounting firm, that the 2003 financial statements should be amended. Although counsel to the Company had indicated in its letter dated December 22, 2006 to the Office of Chief Accountant that a restatement of the 2003 financial statements would be necessary, in subsequent discussions with the Company’s former certified public accounting firm, BDO Seidman, LLP, questions were raised as to materiality of the prior period adjustments and the need for restatement. These questions were not resolved until the Audit Committee meeting of January 21, 2007. Please refer to the letter dated January 22, 2007 from Company’s legal counsel, Carl A. Valenstein, to Steven Jacobs (the “January 22, 2007 Letter”) advising the Commission of this fact. A copy of the January 22, 2007 Letter is attached.

Please advise whether in light of the foregoing response it is necessary to revise the Form 8-K notice to clarify that it was the meeting of the Audit Committee of the Board of Directors held on January 21, 2007 that was the triggering event.

2.  Estimated Time-Frame for Filing Comprehensive 10-KSB

Reference is again made to the January 22, 2007 Letter. The Company is working diligently to complete the comprehensive Form 10-KSB filing and the requirement to include quarterly operating information for the 2003-2005 period has caused some delay. Our best estimate at the present time is that the comprehensive Form 10-KSB will be filed by the end of February.

Pursuant to your request, the Company hereby acknowledges that:

(a)   The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)  Staff comments or changes to disclosure in response to staff comments do not foreclose  the Commission from taking any action with respect to the filing; and

(c)   The Company may not assert staff comments as a defense in any proceeding initiated by  the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas L. Wegman

Thomas L. Wegman

CC:  Steven Jacobs
Carl A. Valenstein, Esq.
Lawrence Dobroff
Patrick Caldwell